07020011

# ESCADA

RECEIVED
2007 JAN -4 A 5:18
INTERNATIONAL
CORPORATE FINANCE

**Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)**
**Preliminary figures for 2005/2006**

**ESCADA AG**
**Margaretha-Ley-Ring 1**
**D-85609 Aschheim/Munich, Germany**

**DE 0005692107**
**DE 000A0JQ5F4**
**XS 0215685115**

SUPPL

## ESCADA raises operative Group profit for 2005/2006 by around 14 % and continues positive development

**Aschheim, December 20, 2006** – ESCADA AG fully achieved its sales target for fiscal 2005/2006 (reporting date: October 31) and managed to exceed expectations for operative earnings.
According to preliminary figures, the women's luxury fashion manufacturer records Group sales of 695.2 million Euro, a plus of 7.2% on last year (648.6 million Euro). Forecasted growth had been in the mid single-digit percentage range.

Group earnings before interest, taxes, depreciations and amortizations (EBITDA) grew by 13.8 % to 74.1 million Euro (2004/2005: 65.1 million Euro), and thus surpassed the expected growth of around 10% in EBITDA. The cost ratio (counted as the share of personnel expenses and other operating expenses of sales) was cut from 57.4 % to 55.6 %. Profit after taxes and minority interests came to 6.9 million Euro. The difference against last year's result of 13.7 million Euro is solely the result of one-time valuation adjustments in the balance sheet that were made primarily for inventories and deferred taxes in the second quarter.

ESCADA Group's equity ratio per reporting date, October 31, 2006 stands at 25.7% (vs. last year: 23.0%). In line with company strategy, inventories were cut from last year's level of 125.5 million Euro to 102.5 million Euro, as of reporting date. At the end of October 2006, net debt stood at 188.1 million Euro, which is 19.6 million Euro below the figure recorded at the closing date of fiscal year 2004/2005 (207.7 million Euro).

The Board of Management's outlook for the current fiscal year 2006/2007 is optimistic. On the basis of the measures undertaken over the last few months to increase efficiency, further develop the ESCADA brand and improve development of markets the Board of Management reckons with Group sales continuing to expand, with EBITDA once again expected to grow stronger than sales.

Contact:
Viona Brandt
Investor Relations
Tel.: ++49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

PROCESSED
JAN 0 5 2007
THOMSON
FINANCIAL

dlw 1/4

# ESCADA

RECEIVED
2007 JAN -4 A 5: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

## ESCADA raises operative Group profit in fiscal year 2005/2006 by around 14% and continues positive development

- **Earnings forecast exceeded**
- **Sales target fully achieved at plus 7 percent**
- **Profit after taxes at 6.9 million Euro for Group**
- **Balance sheet ratios improved / Net debt reduced**
- **Profitable growth expected also for 2006/2007**

**Aschheim, December 20, 2006** – ESCADA AG recorded a successful fiscal year 2005/2006 (reporting date: October 31). The women's luxury fashion manufacturer fully achieved its target for Group sales and surpassed the forecast for operative earnings. In addition, the course has been set for a wide range of important operative and strategic issues to continue on the path of profitable growth over the coming years. The Board of Management's outlook for fiscal year 2006/2007 is optimistic.

**Group sales and earnings performance**

- According to preliminary figures, ESCADA Group records consolidated sales of 695.2 million Euro, which is a plus of 7.2% on last year (648.6 million Euro). Forecasted growth had been in the mid single-digit percentage range.
- The satisfying business performance of the fourth quarter showed sales expanding by 10.3% to 205.2 million Euro (fourth quarter 2004/2005: 186.0 million Euro).
- With 62.4%, the gross profit margin was almost on the same level as last year's figure at 62.8%.
- Group earnings before interest, taxes, depreciations and amortizations (EBITDA) grew by 13.8% to 74.1 million Euro (2004/2005: 65.1 million Euro), and thus surpassed the expected growth of around 10% in EBITDA.
- EBITDA margin of sales was up from last year's 10.0% to 10.7%.
- The cost ratio was reduced from 57.4% to 55.6%.

- Profit after taxes and minority interests came to 6.9 million Euro. The difference against last year's result of 13.7 million Euro is solely the result of one-time valuation adjustments in the balance sheet made during the second quarter primarily for inventories and deferred taxes.

**Sales and earnings performance of business units**

Reporting of sales for the two business units, ESCADA and PRIMERA, was modified in fiscal year 2005/2006. For greater transparency, Group-internal deliveries from PRIMERA to ESCADA will in future be reported under the item "Consolidation". Previously these had been deducted from the sales of the ESCADA business unit. Previous year figures are adjusted accordingly.

- During the year under review, the ESCADA business unit generated sales of 489.2 million Euro, an increase of 6.1% against fiscal year 2004/2005 (461.0 million Euro). EBITDA for the business unit improved over-proportional, climbing by 17.8% to EUR 55.0 million (vs. 46.7 million Euro in 2004/2005).
- PRIMERA Group sales went up by 7.5%, from 211.5 million Euro to 227.4 million Euro. Despite last year's positive one-time effects PRIMERA still managed to improve its EBITDA by 11.2% from 18.1 million Euro to 20.1 million Euro.

**Balance sheet development and Cash flow**

Following the measures undertaken in fiscal year 2005/2006 to reduce committed funds, ESCADA Group's balance sheet ratios have improved as a whole:

- ESCADA Group's equity ratio per reporting date, October 31, 2006 stands at 25.7% (vs. last year: 23.0%).
- In line with company strategy, inventories were cut from last year's level of 125.5 million Euro to 102.5 million Euro, as of reporting date.
- Free cash flow increased substantially from 9.1 million Euro to 26.4 million Euro, which enabled lowering net debt to 188.1 million Euro per October 31, 2006, after last year's total of 207.7 million Euro per reporting date for fiscal year 2004/2005 (minus 19.6 million Euro).

**Outlook 2006/2007**

The Board of Management's outlook for the current fiscal year 2006/2007 is optimistic. On the basis of the measures taken over the last few months to increase efficiency, further develop the ESCADA brand and improve development of the markets, the Board of Management reckons that Group sales will continue to expand, with EBITDA once again expected to grow stronger than sales.

**Frank Rheinboldt, CEO of ESCADA AG:** "Last fiscal year was a success not only because we achieved our economic objectives and even surpassed some of them. Over and above these, ESCADA made good progress on key strategic issues regarding its future. These include, among other things, the optimization of internal structures and processes, a contemporary and up-to-date development of the ESCADA brand as well as the shift from an owner-led to a management-oriented company culture with clear assignments and responsibilities. This is a foundation on which we will build over the next few years so that we can fully utilize the great potential of the ESCADA brand. It is the basis for growing and regaining market shares."


**For further information:**

**Financial press:**
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

**Investor Relations:**
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

# ESCADA Group at a glance

(All figures according to IAS/IFRS; preliminary, non-certified calculations)

## Income statement

| in million Euro | 2005/2006 | 2004/2005 | Change % |
|---|---|---|---|
| Group sales | 695.2 | 648.6 | + 7.2 |
| • thereof ESCADA | 489.2 | 461.0 | + 6.1 |
| • thereof PRIMERA Group | 227.4 | 211.5 | + 7.5 |
| • thereof Consolidation | -21.4 | -24.5 | - 12.3 |
| Gross profit | 433.7 | 407.5 | + 6.4 |
| in % of sales | 62.4 | 62.8 | - 0.4 points |
| Operating expenses[1] | 386.6 | 372.4 | + 3.8 |
| in % of sales | 55.6 | 57.4 | - 1.8 points |
| Earnings before interest, taxes, depreciation and amortization (EBITDA) | 74.1 | 65.1 | + 13.8 |
| • thereof ESCADA | 55.0 | 46.7 | + 17.8 |
| • thereof PRIMERA Group | 20.1 | 18.1 | + 11.2 |
| EBIT (before one-time expenses) | 52.9 | 45.6 | + 16.1 |
| One-time expenses | 11.9 | 0.0 | n.a. |
| EBIT (after one-time expenses) | 40.9 | 45.6 | - 10.1 |
| Net financial expenses | - 16.4 | - 16.4 | 0 |
| Profit before taxes (PBT) | 24.6 | 29.2 | - 15.9 |
| Profit after taxes (PAT) | 6.9 | 14.1 | - 51.5 |
| Group profit (after minority interests) | 6.9 | 13.7 | - 49.2 |
| Capital expenditures | 30.6 | 21.5 | +42.3 |

[1] Total of other operating expenses and personnel expenses, without depreciations and amortizations

## Balance sheet

| in million EUR | Oct. 31, 2006 | Oct. 31, 2005 | Change % |
|---|---|---|---|
| | | | |
| Balance sheet total | 426.3 | 433.4 | - 1.6 |
| Inventories | 102.5 | 125.5 | - 18.3 |
| Equity[1] | 109.7 | 99.5 | +10.3 |
| Equity ratio in % | 25.7 | 23.0 | + 2.7 points |
| Net debt | 188.1 | 207.7 | - 9.4 |

[1] excluding minority interests

RECEIVED

2007 JAN -4 A 5:18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Financial Calendar ESCADA Group**

| | |
|---|---|
| March 6, 2007 | Balance Sheet Press Conference and Analyst Conference for Fiscal Year 2005/2006, Munich |
| March 6, 2007 | Key Figures First Quarter 2006/2007 (November 2006– Januar 2007) |
| April 3, 2007 | Ordinary Shareholder Meeting for Fiscal Year 2005/2006, Munich |
| May 2007 | German High Yield and Crossover Conference, London |
| June 2007 | European High Yield Conference, London |
| June 28, 2007 | Half Year Report 2006/2007 (November 2006 – April 2007) |
| September 27, 2007 | Interim Report Nine Months 2006/2007 (November 2006 – July 2007) |
| December 20, 2007 | Preliminary Key Figures 2006/2007 |